B4MC Gold Mines, Inc.

3651 Lindell Road, Suite D565
Las Vegas, NV 89103

(702) 318-7518

June 4, 2015

BY EDGAR AND U.S.MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

B4MC Gold Mines, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 15, 2015

File No. 033-17773

Ladies and Gentlemen:

The following are our responses to your comment letter of June 4, 2015:

1.

Please advise us as to when you intend to become current with your Exchange Act reports. We note, for example, that you have not filed your annual report on Form 10-K for the year ended December 31, 2014 and have not filed quarterly reports on Form 10-Q for the three subsequent periods.

Response: Effective May 12, 2015, PacificWave Partners Limited, a Gibraltar company (“PWP”), acquired (i) 26,023,800 shares of common stock from a shareholder of B4MC Gold Mines, Inc., a Nevada corporation (the “Company”), constituting 61.3% of the outstanding shares, and (ii) 248,976,200 newly issued shares directly from the Company. A condition to these transactions was that the Company is required to bring current its Exchange Act reporting by June 30, 2015. These transactions are discussed in greater detail in the Company’s current report on Form 8K, filed with the Commission on May 15, 2015.

The Company has since delivered its financial statements to its auditor and at this time the Company anticipates that the delinquent filings will be completed by June 30, 2015.

On behalf of the Company, I herby acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

   /s/ Bennett J. Yankowitz

Bennett J. Yankowitz

President and General Counsel